April 24, 2020

Bradley L. Soultz
Chief Executive Officer
WillScot Corp
901 S. Bond Street, Suite 600
Baltimore, MD 21231

       Re: WillScot Corp
           Registration Statement on Form S-4
           Filed April 17, 2020
           File No. 333-237746

Dear Mr. Soultz:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Daniel Morris at (202) 551-3314 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services
cc:    Jeffrey Pellegrino, Esq.